AMICAS, Inc.
20 Guest Street, Suite 400
Boston, Massachusetts 02135
Via EDGAR Transmission
January 15, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Maryse Mills-Apenteng
Mail Stop 4561

Re:	AMICAS, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 8, 2010
File No. 000-25311
Ladies and Gentlemen:
     AMICAS, Inc. (the “Company,” “we,” or “our”) is in receipt of the letter (the “Comment Letter”) dated January 13, 2010, which provided comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing. We respectfully submit this letter in response to the Staff’s comments and to indicate the changes that are being made in an amendment to the above-referenced filing that will be filed with the Commission on today’s date. The comments and responses set forth below are keyed to the numbering of the comments and headings used in the Comment Letter.
     We hereby advise you as follows:
Opinion of Financial Advisor, page 24
Additional Considerations, page 31
1.	Comment. We note your statement that in addition to fees already paid, you will also pay Raymond James a customary fee for advisory services in connection with the merger, which is contingent upon consummation of the merger and is larger than the fee for delivery of its opinion. Please revise to disclose the amount of the advisory services fee. See Item 1015(b)(4) of Regulation M-A, applicable through Item 14(b)(6) of Schedule 14A.

Response. The disclosure on page 31 has been revised in response to the Staff’s comment.

AMICAS, Inc.
January 15, 2010

The Merger Agreement, page 39
Representation and Warranties, page 41
2.	Comment. We note the disclaimer contained in the first paragraph of this section. Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company, and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate. In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

Response. The disclosure on page 42 has been revised in response to the Staff’s comment.

3.	Comment. We note your disclosure that some of the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response. We acknowledge the Commission’s comment and, notwithstanding the inclusion of a general disclaimer, are aware of our responsibilities under the federal securities laws and have prepared our filing with those responsibilities in mind.

In submitting this letter we acknowledge that:
     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 779-7780 or by facsimile at (617) 925-3970. Thank you for your assistance.

AMICAS, Inc.
January 15, 2010

Respectfully submitted, AMICAS, Inc.
By:	/s/ Craig Newfield
	Name:	Craig Newfield
	Title:	Vice President, General Counsel & Secretary